United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Facebook, Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO FACEBOOK, INC.

The Shareholder Commons urges you to vote FOR Proposal Nine on the proxy, the shareholder proposal requesting the Board to convert Facebook, Inc (“Facebook” or the “Company”) from a conventional corporation to a public benefit corporation (PBC).

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value towards a systems-first approach to investing that better serves beneficiaries.

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Social media has been fundamental to the rise of far right and authoritarian politicians and governments.

-Heidi Beirich and Wendy Via1

The Board of Directors (the “Board”) of Facebook, Inc. (“Facebook” or the “Company”) has adopted these Corporate Governance Guidelines to reflect the Board’s strong commitment to sound corporate governance practices and to encourage effective policy and decision making at both the Board and management level, with a view to enhancing long-term value for Facebook stockholders.

-Facebook Corporate Governance Guidelines

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These simple statements demonstrate the urgent need for Facebook to change its form of governance. Despite the risk that Facebook poses to social stability around the world, the Company is governed at the highest levels with a primary goal of creating value for shareholders. While Facebook certainly considers the effects it has on other stakeholders, those considerations are measured against the corporate governance goal of delivering value to shareholders. And when the interests of shareholders diverge from the public interest, creating chaos and human loss, it is the public interest that must yield.

This situation is only exacerbated by the fact that one man controls the outcome of every shareholder vote at Facebook and decides who sits on the board of directors. CEO Mark Zuckerberg’s financial stake constitutes the basis of his fortune of more than $100 billion. Thus, the interests of the person who controls Facebook are focused entirely on the narrowly defined value of the Company, regardless of the effect it might have on social systems and all the other companies supported by those systems.

This company-first shareholder primacy approach threatens the interests not just of stakeholders, but also of most Facebook shareholders themselves, who (unlike Mr. Zuckerberg) own diversified portfolios that suffer over time when corporations boost financial return by externalizing costs that weigh down the social and environmental systems that undergird the economy.

By becoming a PBC, Facebook could reject shareholder primacy and protect its diversified shareholders from this threat, as long as Mr. Zuckerberg’s voting power is reduced. We explain in more detail below.

1 Heidi Beirich and Wendy Via, Democracies under Threat: How Loopholes for Trump’s Social Media Enabled the Rise of Far-Right Extremism (“Democracies under Threat”), Global Project against Hate and Extremism (March 2021), available at https://www.politico.eu/wp-content/uploads/2021/03/16/GPAHE_Democracies-Under-Threat.pdf.

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Summary

Proposal

The Proposal requests the board of directors to take steps necessary to convert Facebook to a PBC. A PBC operates just like a conventional corporation, except that it can make decisions that promote the interests of stakeholders, such as employees and communities, without having to justify those decisions as also advancing shareholders’ interest in receiving profits and financial gains from the corporation.

PBCs Allow for Authentic Stakeholder Commitment

The purpose of the Proposal is to allow Facebook to authentically account for the interests of all stakeholders by rejecting a legal structure that privileges internal financial return over any other stakeholder interest, and even over those of diversified shareholders. The Proposal’s suggested solution—conversion to a public benefit corporation—has been celebrated by Leo Strine, the leading corporate commentator of his generation and the former Chief Justice of Delaware, the state in which Facebook is incorporated. Chief Justice Strine has argued that conversion to PBC status could resolve the contradiction between the company-first shareholder primacy of conventional corporation law and the need for corporations to account for the full impact of their business operations:

So how to resolve this legal impasse? A recent innovation offers a sensible answer. … [T]he benefit corporation — [] puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.2

In its opposition statement, Facebook demonstrates that it has not even considered the gap between what it can do to address stakeholder interests in its current, conventional corporate form and what it would be able to do as a PBC.

Why You Should Support this Resolution

Almost all of Facebook’s shareholders are diversified investors who depend on an economy that succeeds for everyone over the long term. As a PBC, Facebook will be able to account directly for the long-term risks created by corporate decisions that affect multiple stakeholders and the overall economy, something it cannot do now. This is particularly important in light of the central role that Facebook plays in the information economy, influencing billions of users on a daily basis.

Flexibility to prioritize the effects of its algorithms and privacy policies on social institutions—including democratic elections—will allow Facebook to protect you as a diversified shareholder by restraining activities that undermine the healthy systems necessary for a successful economy, even if such protection does not enhance the Company’s own long- or short-term rates of return. Given that Facebook is a conventional corporation, its directors may fear they will breach their fiduciary duties if they make decisions that might subordinate Facebook’s financial returns to the preservation of democracy or other important social systems.

2 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, Harvard Business Review (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

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Why the PBC structure is better for Facebook shareholders

Conventional corporate law is interpreted to require corporations to prioritize the interests of their shareholders in financial returns from the company. As a leading Delaware law firm explained, “If the interests of the stockholders and the other constituencies conflict… the board’s fiduciary duties require it to act in a manner that furthers the interests of the stockholders.”3 This rule, called “shareholder primacy,” has been interpreted by the courts to require a company to optimize long-term financial returns to shareholders, ultimately received through dividends, buybacks, and stock appreciation. But this company-first approach fails to recognize that an individual company may profit from activity that undermines the social and environmental fabric upon which the vast majority of diversified shareholders depend. And this approach can justify decisions around data collection, content moderation and privacy that increase returns but degrade social institutions.

The Problem with Company-First Shareholder Primacy

The tension between company-first shareholder primacy and the needs of diversified investors is demonstrated by a recent study, which determined that publicly listed companies imposed impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.4 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate. This is especially true for a company with broad systemic reach such as Facebook. Economies around the world are already paying a high price for the populism Facebook has enabled5 as populists increase the lethality of the COVID-19 pandemic.6

As a conventional corporation, Facebook is bound to participate in this shell game, making profits that optimize its long-term profitability even while engaging in activities that put the global economy at risk. To the extent that the Facebook creates economic costs that lower GDP, the value of shareholders’ portfolios is reduced. Thus, by requiring Facebook to prioritize financial return to shareholders above all else, the fiduciary requirements of conventional corporation law threaten the Company’s own shareholders, the vast majority of whom are diversified.7 In other words, while Facebook may increase its isolated return to shareholders by applying the company-first shareholder primacy model and neglecting the costs that its social media platforms externalize, its diversified shareholders will ultimately pay these costs.

The PBC Form Creates Obligations that Protect Diversified Shareholders

3 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/harringtonjpmorgan020121-14a8.pdf

4 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

5 See Democracies under Threat, supra, n.1.

6 Yascha Mounk, How Populism Has Proven Lethal in This Pandemic, Council on Foreign Relations 100 (April 26, 2021), available at https://www.cfr.org/article/how-populism-has-proven-lethal-pandemic.

7 Indeed, as of March 15, 2021, Facebook’s top three holders of its shares were mutual fund companies with indexed or otherwise broadly diversified portfolios.

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In contrast to a conventional corporation, which must operate under the company-first shareholder primacy model, a PBC is expected to operate in a “responsible and sustainable manner,”8 and to balance three considerations:

1.	The shareholders’ financial interests;

2.	The best interests of those materially affected by the corporation’s conduct; and

3.	A public benefit or benefits specified in the corporation’s certificate of incorporation.[9]

This new obligation would allow Facebook to prioritize interests of stakeholders, who can be affected by externalized costs. This change in focus would permit Facebook, as a PBC, to alter its policies in a manner that is optimized for healthier political and social institutions around the world and better financial returns for diversified shareholders who rely on stable societies, rather than designing its operations solely for the purpose of optimizing its own internal rate of return.

How the New Obligations Could Affect Facebook

Facebook is the largest social media company in the world. The influence of such platforms is well known, and involves questions not only of politics, but of data privacy and other issues. The negative outcomes social media platforms produce threaten the social fabric upon which thriving economies depend. The pandemic harm to Brazil’s economy, driven largely by a populist government, will reduce global GDP.10 Over time, this drag on GDP directly reduces the return on a diversified portfolio.11

To date, while the Company has taken steps to address the social cost of its platforms, it has done so within the confines of company-first shareholder primacy, i.e., producing “long-term value for Facebook shareholders.” This is entirely evident in Facebook’s statement opposing Proposal Eight in this year’s proxy statement. That proposal asks Facebook to prepare a report on the enhanced actions it took in the 2020 U.S. election cycle to reduce false and divisive information. Facebook recites a number of actions it has taken around dangerous content, but those actions do not address the core question of whether the cost of the Company’s continued carriage of hateful, divisive, and misleading information threatens social stability.

Democracies under Threat makes several recommendations:

1.	End newsworthiness and political commentary exceptions and apply all policies globally.

2.	Apply fact-checking standards to political advertising.

3.	Design and implement preventative genocide protocols.

8 Del. C. §362.

9 Del. C. §365.

10 Mounk, supra n.6.

11 Richard Mattison et al., Universal Ownership: Why environmental externalities matter to institutional investors, Appendix IV (demonstrating linear relationship between GDP and a diversified portfolio) (2011), UNEP Finance Initiative and PRI, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

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4.	Fashion A.I. systems so that the pursuit of engagement does not favor hate content, conspiracies, polarization and disinformation. Never monetize any content of this kind.

5.	Conduct human and civil rights audits everywhere a platform is available. Particular attention should be paid before platforms are allowed to be used for political campaigns.

As a PBC, Facebook would have the option to take these and other steps, even if they cannot be justified by the board as necessarily optimizing its long-term financial return. Using its business judgment, Facebook’s board of directors would have greater discretion to participate in authentic long-term solutions to constrain divisive and false content and minimize the associated impacts to diversified shareholders.

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More generally, as a PBC, Facebook could take actions that reduce negative externalities caused by its data collection policies, use of algorithms, and content moderation in order to improve local and global economies and market returns for diversified shareholders even if the actions reduced its long-term internal rate of return. Such actions might involve unilateral reduction of information collection, an authentic political and public influence program that supports limits on harmful content, or following extra-legal guardrails mediated by shareholders, industry groups, or others. As a PBC, Facebook would not be obligated to take these actions, but it would have the option to do so, expanding the range of choices available to the board and management to authentically protect the broad interests of its diversified shareholders and other stakeholders.

Signing the BRT Statement alone does not address company-first shareholder primacy

Facebook’s Commitment under the BRT Statement

In August 2019, the Company made a commitment to stakeholders by signing the Business Roundtable Statement on the Purpose of a Corporation (the BRT Statement).12 That commitment will remain an empty promise unless Facebook becomes a PBC.

Specifically, the statement says, “While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders,” including customers, employees, suppliers, and the communities in which companies work. Were Facebook able to authentically adhere to the BRT Statement, it could address some of the problems created by company-first shareholder primacy. However, as explained above, the legal rules that govern Facebook have been authoritatively interpreted to require it to subordinate important stakeholder interests when they diverge from those of the shareholders.

12 https://system.businessroundtable.org/app/uploads/sites/5/2021/02/BRT-Statement-on-the-Purpose-of-a-Corporation-Feburary-2021-compressed.pdf

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As a conventional corporation, Facebook cannot shake the specter of company-first shareholder primacy and the constant concern that any significant decision it makes must be consistent with optimizing its financial return. Thus, the BRT Statement accomplishes little, but it does leave Facebook vulnerable to the charge of hypocrisy and violation of trust, because it has publicly made a pledge that it cannot adhere to consistently when profits and systemic risks collide.

Conversion to a PBC would allow Facebook to follow through on the BRT Statement, improve the lives of its stakeholders, and increase the long-term value of the portfolios of its diversified shareholders. It will be able to focus on the creation of real value for all stakeholders and reject profits that come from the exploitation of vulnerable populations and common resources. Indeed, because it will be able to give full weight to stakeholder concerns, Facebook will earn their trust and loyalty in a manner not available to companies that follow a company-first shareholder primacy model.13

Reaction to the BRT Statement Confirms the Advisability of Converting to a PBC

The reaction to the BRT Statement’s issuance revealed a degree of skepticism that turned out to be well placed. One skeptical commentator noted that “For many of the BRT signatories, truly internalizing the meaning of their words would require rethinking their whole business.”14 Others noted the importance of the change, but also that it was meaningless without ending shareholder primacy:

Ensuring that our capitalist system is designed to create a shared and durable prosperity for all requires this culture shift. But it also requires corporations, and the investors who own them, to go beyond words and take action to upend the self-defeating doctrine of shareholder primacy.15

Still others viewed the entire exercise as a PR stunt, and one that ultimately could harm the very stakeholders the BRT Statement purported to support. “The statement is largely a rhetorical public relations move rather than the harbinger of meaningful change,” asserted a Harvard Law School post, noting that the incentives CEOs face had not changed, so neither would their behavior.16

Sadly, evidence of the false promise of the BRT Statement has begun to emerge. For example, Wharton management professor Tyler Wry compiled data on signatories’ behavior through the early stages of the COVID-19 pandemic to see if they were “living up to their word.” He found quite the reverse, as a recent article explains:

13 See Frederick Alexander, Benefit Corporation Law and Governance: Pursuing Profit with Purpose p. 48 (2018) (“The Paradox of the Value of Commitment: The Concession that Isn’t”).

14 Andrew Winston, Is the Business Roundtable Statement Just Empty Rhetoric?, Harvard Business Review (August 30, 2019), available at https://hbr.org/2019/08/is-the-business-roundtable-statement-just-empty-rhetoric.

15 Jay Coen Gilbert, Andrew Kassoy, and Bart Houlahan, Don’t believe the Business Roundtable has changed until its CEOs’ actions match their words, Fast Company (August 22, 2019), available at https://www.fastcompany.com/90393303/dont-believe-the-business-roundtable-has-changed-until-its-ceos-actions-match-their-words.

16 Lucian Bebchuk and Roberto Tallarita, The Illusory Promise of Stakeholder Governance, Harvard Law School Forum on Corporate Governance (March 2, 2020), available at https://corpgov.law.harvard.edu/2020/03/02/the-illusory-promise-of-stakeholder-governance/.

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As COVID-19 spread in March and April, did signers give less of their capital to shareholders (via dividends and stock buybacks)? No. On average, signers actually paid out 20 percent more of their capital than similar companies that did not sign the statement. Then, as the coronavirus swept the country, did they lay off fewer workers? On the contrary, in the first four weeks of the crisis, Wry found, signers were almost 20 percent more prone to announce layoffs or furloughs. Signers were less likely to donate to relief efforts, less likely to offer customer discounts, and less likely to shift production to pandemic-related goods.17

In contrast, PBC conversion represents a real solution, as Justice Strine noted in the article quoted earlier in this document.

Facebook’s opposition statement

The Company’s opposition statement to the Proposal does not address the underlying question of whether converting to PBC status will benefit its shareholders.

Facebook’s claim that “[a]s we work to create long-term value it is important to prioritize the interests of our stakeholders” ignores the simple fact that the interests of those stakeholders are undermined when the Company optimizes financial return by ignoring the damage that it does.

Facebook’s lists a number of areas where it serves the interests of its stakeholders. But the question is not whether anything the Company does serves stakeholders. The question is whether it is continuing to externalize costs that also harm stakeholders, and whether those harms end up harming not just stakeholders, but the Company’s own diversified shareholder base. Any such consideration by a conventional corporation like Facebook must be in service of financial return, as reflected in Facebook’s stated objectives. In contrast, PBC directors can consider the ultimate effect of their decisions on stakeholders as ends in themselves.

Facebook enumerates a number of stakeholder expectations that it purports to address. This proposal in no way suggests that these initiatives are insignificant, or that they do not produce real-world benefits. Rather, it recognizes the fact that Facebook is limited in its pursuit of these initiatives by its obligation to prioritize financial return to shareholders above all else. Thus, consideration of stakeholders as Facebook now practices it and as it would be practiced by a PBC are completely different. The opposition statement does not reflect any consideration of this distinction.

17 Jerry Useem, Beware of Corporate Promises: When firms issue statements of support for social causes, they don’t always follow through, The Atlantic (August 6, 2020), available at https://www.theatlantic.com/ideas/archive/2020/08/companies-stand-solidarity-are-licensing-themselves-discriminate/614947/.

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Conclusion

Please vote FOR Proposal Nine

By voting FOR Proposal Nine, shareholders can urge Facebook to become a PBC, as hundreds of companies have already done. Becoming a PBC will permit Facebook to better serve the needs of its diversified shareholders and directly account for the critical social and environmental systems upon which a thriving economy depends. The stakeholder orientation permitted by the PBC form is more likely to create value for diversified shareholders than the prevailing “profit at any cost” approach that imposes substantial costs on those same shareholders.

Simply signing the BRT Statement is not sufficient to create the type of corporation that can authentically serve the needs of all stakeholders and prevent the dangerous implications of company-first shareholder primacy.

The Shareholder Commons urges you to vote FOR Proposal Nine on the proxy, the Shareholder Proposal requesting the Board to covert Facebook to a Public Benefit Corporation at the Facebook Corp. Annual Meeting on May 26, 2021.

For questions regarding Facebook Corp., Proposal Nine, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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